8-43873

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RECEIVED
MAR 07 2002
366


02003572

SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8- ~~39518~~

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MABSCO Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

939 Office Park Road, Suite 203
(No. and Street)

West Des Moines, IA 50265
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David S. Mulcahy 515-309-0134
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walker & Egerton, P.C. - James R. Walker, CPA
(Name — *if individual, state last, first, middle name*)

PO Box 547 (Address) Burlington, (City) Iowa (State) 52601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 23 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-26

OATH OR AFFIRMATION

I, David S. Mulcahy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MABSCO Capital, Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

4/20/2002



Signature

Principal

Title



Notary Public

Jean A. Wunsch
My Commission Expires: 4/20/2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

MABSCO Capital, Inc.

December 31, 2001

Contents



James R. Walker, CPA
James A. Egerton, CPA
Kimberly D. Hunsaker, CPA
Melodee A. Walker, CPA
William F. Hesse

Walker & Egerton, P.C.
Certified Public Accountants
214 North Fourth Street
PO Box 547
Burlington IA 52601

Voice
319-752-6348
800-757-6348
Fax
319-752-8644
info@walkeregerton.com

Independent Auditor's Report

To the Board of Directors
of MABSCO Capital, Inc.

We have audited the accompanying statement of financial condition and computation of net capital of MABSCO Capital, Inc., as of December 31, 2001, and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position and net capital of MABSCO Capital, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Walker & Egerton, P.C.

January 14, 2002

MABSCO Capital, Inc.
Statement of Financial Condition
December 31, 2001

Assets	
Current assets	
Cash	$ 94,680
Accounts receivable	55,485
Prepaid expense	3,201
Total current assets	153,366
Office furniture and equipment, at cost	56,472
Less accumulated depreciation	(46,095)
	10,377
Investment, NASD common stock	3,300
	$ 167,043
Liabilities and Stockholders' Equity	
Current Liabilities	
Accounts payable and accrued expenses	$ 23,863
Stockholders' Equity	
Common stock, no par value, 20,000 shares authorized, 3,000 shares issued and outstanding	30,000
Additional paid in capital	179,803
Retained earnings (deficit)	(66,623)
	143,180
	$ 167,043

See note to financial statements.

MABSCO Capital, Inc.
Statements of Income and Retained Earnings
For the year ended December 31, 2001

Revenues	
Loan servicing fees	$ 183,666
Investment consulting fees	73,500
Other income	6,213
Total revenues	263,379
Expenses	
Depreciation	10,096
Employee compensation	182,551
Occupancy	24,308
All other	76,848
Total expenses	293,803
Net (loss)	$ (30,424)

Retained earnings (deficit), December 31, 2000	$ (36,199)
Net (loss)	(30,424)
Retained earnings (deficit), December 31, 2001	$ (66,623)

See note to financial statements.

MABSCO Capital, Inc.
Statement of Cash Flows
For the year ended December 31, 2001

Cash flows from operating activities:	
Net (loss)	$ (30,424)
Adjustments to reconcile net (loss) to net cash (used) by operating activities:	
Depreciation	10,096
Decrease in:	
Accounts receivable	1,479
Prepaid expense	1,631
Increase in:	
Accounts payable and accrued expenses	5,033
Net cash (used) by operating activities	(12,185)
Net (decrease) in cash	(12,185)
Cash, January 1, 2001	106,865
Cash, December 31, 2001	$ 94,680

See note to financial statements.

MABSCO Capital, Inc.
Computation of Net Capital
December 31, 2001

Stockholders' equity at December 31, 2001	$ 143,180
Adjustments for assets not readily converted to cash:	
Receivables	(55,485)
Prepaid expenses	(3,201)
Office furniture and equipment	(10,377)
Investment	(3,300)
Net capital at December 31, 2001	$ 70,817

No material differences exist between net capital as shown above and net capital as shown on the Company's unaudited Part IIA filing.

See note to financial statements.

MABSCO Capital, Inc.
Notes to Financial Statements
December 31, 2001

Note 1. Summary of Significant Accounting Policies

Nature of Business

The Company provides financial services to banks and other institutions throughout the Midwest. Principal services include investment consultant services to the Iowa Business Development Finance Corporation and FBL Investment Advisory Services, Inc., and servicing portfolios of FmHA loans.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results may differ from those estimates.

Depreciation

Depreciation is computed using the straight-line method and an estimated useful life of five years.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the financial statements.

Cash

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Note 2. Related Party Transactions

The Company services a portfolio of FmHA loans for the MABSCO Guaranteed Loan Trust (MGLT). One of the investors in MGLT is National Guaranteed Loan, LC (NGL). The shareholders of MABSCO are members of NGL.

The Company received $122,175 in servicing fees from MGLT in 2001.

Note 3. Lease Obligations

The Company leases its office space under a lease expiring in 2002. Rent expense for 2001 was $22,307. Minimum annual rentals are:

2002	$1954

Note 4. Simplified Employee Pension Plan

The Company maintains a Simplified Employee Pension (SEP/IRA) plan covering all employees who have worked in at least one preceding year. The contributions to the plan totaled $3,421 for 2001.



Walker & Egerton, P.C.
Certified Public Accountants
214 North Fourth Street
PO Box 547
Burlington IA 52601

James R. Walker, CPA
James A. Egerton, CPA
Kimberly D. Hunsaker, CPA
Melodee A. Walker, CPA
William F. Hesse

Voice
319-752-6348
800-757-6348
Fax
319-752-8644
info@walkeregerton.com

To the Board of Directors
of MABSCO Capital, Inc.

In planning and performing our audit of the financial statements of MABSCO Capital, Inc. for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. However, we noted certain matters that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that, in our judgment, could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

MABSCO Capital, Inc. is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control. The concentration of closely related duties and responsibilities, including the recording and processing of cash receipts, preparing checks, preparing journals and general financial information for ledger posting and analyzing financial information by a small staff makes it impossible to establish an adequate system of automatic internal checks on the accuracy and reliability of the accounting records. While we do recognize that the Company is not large enough to permit a segregation of duties for an effective system of internal accounting control in all respects, we believe that it is important that management be aware that the condition does exist.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. However, we believe that the lack of adequate separation of duties is not a material weakness.

This report is intended solely for the information and use of the board of directors, management, and the National Association of Security Dealers.

Walker & Egerton, P.C.

January 14, 2002